July 25, 2024

Gary Zyla
Chief Financial Officer
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-38980
Dear Gary Zyla:

       We have reviewed your July 15, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis, page 54

1. We note that in response to prior comment one, concerning the requirement to disclose the extent to which changes in asset-based revenues are attributable to changes in prices and changes in product mix, in addition to changes in volumes (as represented by platform assets), you indicate that no portion of the revenue increase during 2023 was due to higher prices. However, you also refer to the fee rate you charge and state that the industry has experienced downward pressure on fees for several years, although you declined to quantify the effects on asset-based revenues associated with lower fees.

       Given that platform assets at the end of 2023 had increased 19.1% compared to the end of the preceding fiscal year, and that the simple average of platform assets for 2023 had increased 8.3% compared to the corresponding figure for 2022, it appears that your discussion and analysis should address the apparent disparity between these increases
 July 25, 2024
Page 2

       relative to asset-based revenues and clarify the reasons the increase in asset-based revenues was limited to 3.6% in comparison. If weighted-average fees for 2023 were lower than in 2022, the effect on revenues may be quantified as an offset to the increase that would otherwise be attributable to the increase in average platform assets,
       i.e., if there were no change in fees. We suggest that you tabulate and disclose the weighted-average fee range and weighted average platform assets for each period.

       However, if you believe that further disclosures are unnecessary because the effects of changes in prices or product mix were not material in any of the last three fiscal years, or you do not regard information about fees to be of interest to investors, please explain to us your rationale and provide us with the analyses that you performed in formulating that view, including quantification of the effects associated with changes in prices, product mix, and volumes for each period. We reissue prior comment one.
       Please contact John Cannarella at 202-551-3337 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation